EXHIBIT 12

                                   GENERAL MILLS, INC.
                          RATIO OF EARNINGS TO FIXED CHARGES

                                                            Fiscal Year Ended
                                           May 29,   May 30,   May 31,   May 26,  May 27,
                                            1994      1993      1992      1991     1990

Ratio of Earnings to Fixed Charges. . . .   6.16      7.79      8.58      7.82     7.66

    For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.